DLA Piper LLP (US)
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Suite 120
Short Hills, New Jersey 07078-2704
www.dlapiper.com

Emilio Ragosa, Esq.
Emilio.Ragosa@us.dlapiper.com
T 973.307.3004
F 973.215.2804

August 22, 2019
Via UPS Overnight Delivery

Division of Corporation Finance
Office of Electronics and Machinery
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Heather Percival

Re:	Valeritas Holdings, Inc. Registration Statement on Form S-1 Filed July 29, 2019 File No. 333-232868
Dear Ms. Percival:
On behalf of Valeritas Holdings, Inc., a Delaware corporation (the “Company”), we respectfully submit this letter in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 20, 2019 (the “Letter”) regarding the Company’s Registration Statement on Form S-1 filed on July 29, 2019 (File No. 333-232868) (the “Registration Statement”). In response to the Letter, the Company intends to revise the Registration Statement in an Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, as set forth below. In this letter, we have recited the comment from the Staff in italicized type and have followed the comment with the Company’s response.
Form S-1 filed July 29, 2019
Incorporation by Reference of Certain Documents, page 31

1.
Please specifically incorporate by reference all filings required under Item 12(a)(2) of Form S-1. We note for example that your preliminary proxy statement filed pursuant to section 14 on March 29, 2019 has not been specifically incorporated by reference.

RESPONSE:     In response to the Staff’s comment, the Company has updated the list of documents that are specifically incorporated by reference into Amendment No. 1, including but not limited to the Company’s preliminary proxy statement filed on March 29, 2019 and the Company’s Form 10-Q filed on August 8, 2019.

Undertakings, page 35

2.	Please provide all undertakings required by Regulation S-K Item 512, including Item 512(b).

RESPONSE:    In response to the Staff’s comment, the Company has updated the section in Amendment No. 1 titled “Item 17. Undertakings” to include all of the undertakings required by Regulation S-K Item 512, including Item 512(b).

VIA UPS
Division of Corporation Finance
Office of Electronics and Machinery

Exhibits Index, page 38

3.	Please file a complete copy of your certificate of incorporation as amended to date, including the May 20, 2019 revision that you mention on page 4.
RESPONSE:    In response to the Staff’s comment, the Company has filed a complete copy of its amended and restated certificate of incorporation, as amended to date, as a new exhibit 3.1 to Amendment No. 1. Accordingly, the Company has also removed the previous exhibits 3.1, 3.5, and 3.6 from the Registration Statement because each of these documents is now included in the new exhibit 3.1 to Amendment No. 1.
[Signature page immediately follows]

VIA UPS
Division of Corporation Finance
Office of Electronics and Machinery

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (973) 307-3004.
Sincerely,
DLA Piper LLP (US)
By:    /s/ Emilio Ragosa, Esq.
Emilio Ragosa, Esq.

cc:	John E. Timberlake
Chief Executive Officer
Valeritas Holdings, Inc.